February 10, 2021

VIA DRS FILING

Mara Ransom
Katherine Bagley
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Just Eat Takeaway.com N.V.
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted December 28, 2020
CIK No. 0001792627

Dear Ms. Ransom and Ms. Bagley:

On behalf of Just Eat Takeaway.com N.V. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 13, 2021 (the “Comment Letter”), relating to Amendment No. 1 (“Amendment No. 1”) to the confidential draft registration statement on Form F-4 (the “Registration Statement”) submitted to the Staff on December 28, 2020, which includes a preliminary prospectus (the “Prospectus”). The Company has also revised Amendment No. 1 in response to the Staff’s comments and requests for additional information contained in the Comment Letter and is submitting concurrently with this letter and on a confidential basis a second amended draft registration statement on Form F-4 (“Amendment No. 2”), which reflects these revisions in response to the Comment Letter and general updates. We are also sending to the Staff under separate cover via email courtesy copies of Amendment No. 2, including a version of Amendment No. 2 marked to reflect changes to Amendment No. 1, and this letter.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have reproduced the text of the Staff’s comments in bold below and provided the Company’s responses below each comment.

As a result of changes to the Draft Registration Statement, some page references in Amendment No. 2 have changed from those in Amendment No. 1 as submitted. The page references in the Comment Letter refer to page numbers in Amendment No. 1 as submitted, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 2.

In addition to the responses to the Staff’s comments, Amendment No. 2 includes other changes that are intended to update the information contained in Amendment No. 1 and the Prospectus. The responses and information below are based upon information provided to us by the Company and Grubhub Inc. (“Grubhub”).

Amendment No. 1 to Draft Registration Statement on Form F-4

Presentation of Financial and Other Information, page viii

1.	We note your response to our prior comment 1, and have the following clarification follow-up questions relating to the assessment of GrubHub as the principal in providing delivery services.

•
Please provide us with a more specific and comprehensive analysis of how you considered the terms and conditions on the GrubHub website which state that GrubHub is not a delivery company or common carrier and that Delivery Partners shall be solely liable for the delivery service.

•
The response states “if a delivery partner is unable to complete a delivery, GrubHub will reassign the order to ensure the delivery service will be completed.” Please tell us if GrubHub can contractually obligate a driver to complete a specific delivery. Please reconcile your response with GrubHub’s driver terms and conditions from their website, which states “you will have sole discretion and authority to: indicate your availability; accept or reject orders that are transmitted to you for delivery.”

•
We note GrubHub’s terms and conditions state that “payments are final and nonrefundable.” While your response states that GrubHub will rectify delivery issues through customer support or will offer a credit, please clarify if refunds are voluntary and if there are circumstances under which they are not issued. In addition, please tell us what consideration is given to whether issues are related to the quality of the food versus the quality of delivery services. Finally, tell us whether GrubHub passes along this assumed risk to the driver/restaurant through withholding driver pay or reducing the amounts due to the restaurant.

•	Tell us if drivers are aware of the price they can earn on the order prior to accepting a delivery.

Response: In response to your comment, the Company respectfully advises the Staff that the response begins by providing background information, followed by responses to your specific questions and ending with a conclusion on the principal versus agent analysis. This response is based on the Company’s understanding based on statements made to it by Grubhub.

Background

Grubhub is a marketplace that generates demand for orders for restaurants, which are Grubhub’s primary customers.  Substantially all of Grubhub’s food delivery service revenue relates to delivery services provided to restaurant partners that have contracted for such services under their respective restaurant agreements with Grubhub.1  Under Grubhub’s standard restaurant agreement, if a restaurant partner elects to have Grubhub provide food delivery services through its network of delivery partners, the restaurant partner must pay an incremental per-order commission of a fixed percent (“delivery commission”). Under the terms of the restaurant agreement, Grubhub has discretion in setting the delivery commission charged to the restaurant partner for the food delivery services. Under the terms of the restaurant agreement, Grubhub alone (not the restaurant partner or delivery partner), in its discretion, sets and charges a delivery fee (and other fees) directly to the diner. Grubhub also collects any such fees from the diner. Accordingly, Grubhub is not a delivery company, but instead it determines the particulars of the delivery services for orders placed with restaurant partners that have contracted for such services, as further detailed below.

To provide the food delivery services that it has contractually agreed to provide under the terms of the restaurant agreement, Grubhub has established a closed network of delivery partners. Delivery partners enter into a delivery service partner agreement and agree to certain terms and conditions, including that they must maintain a certain level of quality of service and adhere to a level of conduct in order to continue having access to Grubhub’s marketplace. Delivery partners admitted to the network by Grubhub sign up for scheduled blocks of time on a first come, first served basis. Delivery partners who sign up for a block of time are expected to sign into the Grubhub Driver Platform via the mobile phone app (and remain signed in) for the full duration of the delivery run, and to remain ready, willing and able to receive delivery opportunities for that period. However, Grubhub retains discretion as to whether or not to allocate delivery orders to any delivery partner and a delivery partner may be removed from the delivery network if they fail to maintain the expected quality of service or level of conduct. In exchange for rendering delivery services for Grubhub, the delivery partner is paid a per-order delivery fee (excluding tips), which Grubhub has full discretion in setting. This per order fee is independent of what Grubhub charges the restaurant partner and/or the diner on an individual order.

Grubhub presents the per-order delivery commission charged to restaurant partners and any delivery fee charged directly to diners as revenue in its consolidated statement of net income. The amounts paid to delivery partners for services rendered are presented within costs and expenses as operations and support in Grubhub’s consolidated statement of net income.

Please provide us with a more specific and comprehensive analysis of how you considered the terms and conditions on the GrubHub website which state that GrubHub is not a delivery company or common carrier and that Delivery Partners shall be solely liable for the delivery service.

Grubhub’s conclusion that it is the principal for food delivery services is based on the totality of the facts and circumstances that affect the substance of the arrangement for food delivery services, including Grubhub’s stated terms and conditions, contractual agreements, and its customary business practices. Grubhub’s terms and conditions do state that Grubhub is not a delivery company or common carrier and that delivery partners are solely liable for delivery services. These terms were established to, among other things, protect Grubhub from harm caused by the actions of an individual driver (for example, as a result of a collision). Yet, Grubhub does not believe these specific terms and conditions, in isolation, are determinative in identifying which party controls the food delivery service prior to transfer to the customer. As detailed further below, any quality or service issues that diners or restaurant partners have with individual transactions are managed by Grubhub and any financial compensation or adjustments made for any individual orders are borne by Grubhub, not delivery partners. In fact, delivery partners do not manage or interact with any financial components of any of Grubhub’s transactions. As noted above, Grubhub considers not only these terms but also its contractual agreements and customary business practices in identifying the principal to the transaction.

1 In 2020, non-partnered restaurants represented less than four percent (4%) of the Grubhub Group’s overall revenue.

The response states “if a delivery partner is unable to complete a delivery, GrubHub will reassign the order to ensure the delivery service will be completed.” Please tell us if GrubHub can contractually obligate a driver to complete a specific delivery. Please reconcile your response with GrubHub’s driver terms and conditions from their website, which states “you will have sole discretion and authority to: indicate your availability; accept or reject orders that are transmitted to you for delivery.”

Grubhub, not a delivery partner, is contractually responsible to provide food delivery services to its restaurant partners that have requested such services under the terms of their respective restaurant agreement. As noted in the Background section above, Grubhub uses its network of delivery partners to fulfill this obligation. To ensure there is a sufficient number of delivery partners available to satisfy anticipated demand for food delivery services, Grubhub uses a scheduling system under which delivery partners admitted to the network by Grubhub sign up for time blocks to render delivery services on a first come, first served basis. Grubhub also guarantees (at Grubhub’s risk) delivery partners who have been allocated time blocks minimum hourly pay if their order acceptance rate meets a minimum threshold during their scheduled time block. Importantly, if a delivery partner receives no delivery offers during their scheduled time block(s), they are deemed to have satisfied the minimum acceptance rate and Grubhub is still obligated to pay the delivery partner the minimum hourly pay rate for the delivery partner’s availability during the time block.

During a scheduled time block, Grubhub assigns delivery orders to a delivery partner through Grubhub’s app based on the delivery partner’s location and past performance. Grubhub reassigns an order if a delivery partner to whom the order was originally transmitted takes no action in accepting or rejecting the order. Similarly, if a delivery partner fails to pick up an accepted order from a restaurant in a timely fashion, Grubhub reassigns the order to another available delivery partner. Grubhub may also use incentives such as preferentially allocating orders to delivery partners with high acceptance rates to ensure all orders are ultimately fulfilled by its network of drivers.

Importantly, upon acceptance of a delivery order, delivery partners contractually agree to provide delivery services to Grubhub, not the diner or restaurant. To ensure the quality of food delivery service rendered by its network of delivery partners, Grubhub has established an incentive scheme whereby an individual delivery partner’s status within Grubhub’s delivery network is affected by their overall order acceptance rate (number of orders accepted / number of orders received) and their reliability. A delivery partner’s status may affect the time blocks made available to them and the size and value of orders they are offered. If a delivery partner’s status becomes unacceptable, Grubhub can terminate the delivery partner from its network.

While individual delivery partners cannot be contractually obligated to complete a specific food delivery order Grubhub assigns, Grubhub is still contractually obligated to render the food delivery services. Therefore, while Grubhub cannot control the actions of an individual delivery partner, it uses the tools and resources discussed above to ensure the food delivery services are fulfilled by its network of delivery partners. Importantly, neither the restaurant nor the diner has the right to direct the network of delivery partners to render food delivery services. Grubhub alone selects which delivery partner receives a specific food order and controls delivery partners’ access to the delivery network.

We note GrubHub’s terms and conditions state that “payments are final and nonrefundable.” While your response states that GrubHub will rectify delivery issues through customer support or will offer a credit, please clarify if refunds are voluntary and if there are circumstances under which they are not issued. In addition, please tell us what consideration is given to whether issues are related to the quality of the food versus the quality of delivery services. Finally, tell us whether GrubHub passes along this assumed risk to the driver/restaurant through withholding driver pay or reducing the amounts due to the restaurant.

Grubhub is generally not contractually required to issue refunds to diners related to delivery service issues. However, Grubhub has an established business practice of providing credits and refunds in the amount of the alleged grievance, which may exceed the consideration received for the food delivery service, to all diners who contact Grubhub with valid complaints regarding delivery service issues, including late or failed deliveries, missing items, and other delivery service issues affecting the quality of the order (e.g., cold or melted food due to late delivery, spilled or damaged items). In fact, diners are instructed via Grubhub’s website or its mobile app to contact Grubhub – never the delivery partner or restaurant – for refunds, including refunds related to issues with the delivery service. Even when Grubhub suspects a diner of making a fraudulent claim, it will generally still issue a refund but also may choose to terminate the diner’s access to the Grubhub platform for future orders. The cost of these credits and refunds due to food delivery service issues is borne solely by Grubhub and is never passed on to the delivery partner (e.g., in the form of reduced pay) or the restaurant partner (e.g., in the form of an increased per-order delivery commission). While Grubhub also issues credits or refunds to diners for food quality issues unrelated to the delivery service (e.g., incorrect menu item, undercooked, etc.), actions related to the quality of food are not considered in Grubhub’s determination as to whether it is the principal for food delivery services.

Tell us if drivers are aware of the price they can earn on the order prior to accepting a delivery.

Before accepting an offer, delivery partners see the total amount they will earn for completing the delivery. After delivery, delivery partners are then presented a breakdown of their total earnings between the delivery pay component and tips earned. Grubhub establishes the delivery pay component based on the estimated time and mileage an order is expected to take. As noted earlier, Grubhub also guarantees to delivery partners a minimum payment per hour, subject to a delivery partner meeting a minimum order acceptance rate during their scheduled time block. Grubhub believes this minimum payment guarantee exposes it to substantial inventory risk. That is, even if no delivery orders are received during a delivery partner’s scheduled time block – for example, there is no demand for the service or Grubhub has scheduled too many drivers to meet actual demand – Grubhub must still pay the delivery partner for their availability during the time block (see ASC 606-10-55-39(b)).

Conclusion

Grubhub has exercised judgment in determining whether it is the principal or agent with respect to the provision of food delivery services since Grubhub uses its network of delivery partners to render the food delivery services. Grubhub presents food delivery service revenues on a gross basis based upon its conclusion that it controls the food delivery service provided. In reaching this conclusion, Grubhub considered the following key facts and circumstances.

•
Grubhub is contractually responsible under its restaurant agreements to provide food delivery services to those restaurant partners that have requested such services. Grubhub sets all of the terms of the service offered, including minimum value of orders eligible for delivery, the delivery radius, prices charged to diners, and hours of delivery service.

•
For delivery partners to render food delivery services for Grubhub, they must enter into a separate contract with Grubhub under which they agree to adhere to a level of service quality and code of conduct as determined by Grubhub. In addition, Grubhub determines whether a delivery partner is permitted access to its delivery network. The right to obtain food delivery services from the delivery partner network is never transferred to the restaurant partner.

•
Grubhub takes strong measures to ensure the quality of the food delivery services provided to restaurant partners through its partner agreements and incentive schemes used within its network of delivery partners.

•
In case of diner dissatisfaction with the food delivery service, Grubhub – not the delivery partner or the restaurant partner – is contacted for a refund. Grubhub bears the cost of food delivery service issues and never passes along these costs to the restaurant partners or delivery partners.

•
Once Grubhub schedules a delivery partner for a time block, it is required to compensate the delivery partner regardless of whether any food delivery orders are received during the time block; therefore, Grubhub assumes inventory risk – that is, even if no delivery fee or delivery commission revenues are received (e.g., no orders are allocated to the delivery partner during a given time block), Grubhub still guarantees to delivery partners meeting a minimum order acceptance rate (which is always met if a delivery partner receives no delivery offers) a minimum payment per hour for their availability.

•
Grubhub has full discretion in setting delivery commissions with restaurant partners, delivery fees for diners, and the amounts paid to delivery partners for services rendered.  Importantly, Grubhub sets delivery fees to diners with the aim to optimize diner demand. While Grubhub considers its overall fulfillment costs across all of its delivered orders when pricing its services, including restaurant fees and diner fees, per-order diner fees are never tied to the delivery partner pay per order on any individual order.  In many tens of thousands of cases a day, diner fees and delivery partner pay per order will have no correlation whatsoever.

In its analysis, Grubhub also considered the guidance in ASC 606-10-55 addressing situations in which an entity obtains a right to a good or service to be provided by another party in the future. ASC 606 includes examples to illustrate the point. In one of those examples (Example 46A), one of the determining factors in the principal versus agent conclusion is that the entity obtains the right to the service (office maintenance services) before the services are rendered to the customer; accordingly, the right to the service existed prior to the customer obtaining it.

Grubhub views the establishment of its network of delivery partners via entering into separate agreements with its delivery partners (with the accompanying terms and conditions) and scheduling delivery partners for time blocks (and paying a minimum fee during such time blocks) as achieving a similar outcome – that is, establishing a right to the food delivery service from the network of delivery partners that exists prior to a restaurant partner obtaining those services. Importantly, this right to delivery services through Grubhub’s network of delivery partners is never transferred to the restaurant partner. That is, with its right, Grubhub – not the restaurant partner – has the ability to direct food delivery orders to its network of delivery partners in its sole discretion and responsibility. In addition, Grubhub bears the inventory risk with respect to the right because Grubhub is required to pay scheduled delivery partners for their availability regardless of whether food delivery orders are received. Grubhub also establishes the price that restaurant partners and diners will pay for the food delivery service. Grubhub views its situation as equivalent to Grubhub fulfilling its contractual obligation to restaurant partners to render food delivery services using the right it has obtained from its network of delivery partners, all the while remaining responsible (as the primary obligor to both restaurant partner and diner) for the satisfactory provision of the food delivery service.

The Company understands that, based on the facts presented and considerations presented above, Grubhub has determined it controls the provision of the food delivery services.

In future filings, Grubhub will enhance its disclosure of its principal versus agent analysis with respect to food delivery services, including disclosure of the key facts and circumstances considered in its analysis.

Risk Factors
Risks Relating to the Transaction
“Grubhub may waive one or more conditions to the Transaction . . .”, page 40

2.
We note your response to comment 5, and your amended disclosure that Grubhub will determine the materiality of the waived conditions at the time of the waiver. However, your amended disclosure is not completely responsive to our comment. Please briefly describe the “[c]ertain conditions to Grubhub’s obligations to complete the Transaction” that may be waived by Grubhub, to provide insight to investors regarding which conditions are waivable by Grubhub.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the disclosure on page 40 of Amendment No. 2 has been revised to describe the various conditions which may be waived by Grubhub, in its sole discretion, subject to Grubhub’s evaluation as to whether waiver of such condition or conditions is material and amendment of this proxy statement/prospectus and resolicitation of proxies would be warranted.

Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group
“The Just Eat Takeaway.com Group and the Grubhub Group are . . .”, page 61

3.
We note your disclosure that “[t]o the extent that the Grubhub Group or, following Completion, the Enlarged Group are required to remove non-partnered restaurants from their platforms for any reason, this may adversely affect their ability to attract and retain consumers and could directly and adversely affect the Grubhub Group’s or, following Completion, the Enlarged Group’s business, financial condition and results of operations.” To provide context for investors regarding the potential impact of regulations prohibiting delivery from non-partnered restaurants on Grubhub’s operations, please disclose the percentage of Grubhub’s revenue attributable to partnered restaurants compared to non-partnered restaurants for the periods presented in the filing.

Response: In response to the Staff’s comment, the disclosure on page 61 of Amendment No. 2 has been revised to disclose the percentage of Grubhub’s revenue attributable to non-partnered restaurants.

“Holders of New Just Eat Takeaway.com ADSs will have limited choice of forum . . .”, page 71

4.
We note your response to comment 38, and your amended disclosure that “the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or related to the deposit agreement, including claims under the Securities Act.” Please amend your disclosure to discuss any risks related to the enforceability of the exclusive forum provision, and whether you believe the provision is enforceable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 2.

Risks Relating to the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs
“Holders of New Just Eat Takeaway.com ADSs will have limited recourse . . .”, page 71

5.
We note your response to comment 11 that “the limitation is with respect to the obligations of the Company and the depositary bank under, and pursuant to, the deposit agreement,” and your amended disclosure that “neither Just Eat Takeaway.com nor the depositary bank has any obligation pursuant to the terms of the deposit agreement to participate in any action, suit or other proceeding in respect of any of the New Just Eat Takeaway.com Shares or New Just Eat Takeaway.com ADSs, which in its opinion may involve it in expense or liability, unless it is indemnified to its satisfaction.” Because the amended disclosure still applies to “any action, suit or other proceeding in respect of any of the New Just Eat Takeaway.com Shares of New Just Eat Takeaway.com ADSs,” it is unclear whether this provision could extend to claims under the federal securities laws arising from or relating to your or the Depositary’s obligations under the deposit agreement. Therefore, please amend your disclosure to clarify the extent to which this limitation on liability applies to claims under U.S. federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 2.

Risks Relating to the GrubHub Group, page 73

6.
We note your response to comment 13, but we were unable to find the referenced amended disclosure on page 46 of your amended filing. Please amend your disclosure to briefly describe the specific circumstances of the “interruptions in . . . service,” “denial-ofservice,” and “other cyber-attacks” referenced in Grubhub Inc.’s 10-K for the fiscal year ended December 31, 2019.

Response: In response to the Staff’s comment, the disclosure on page 46 of Amendment No. 2 has been amended to describe circumstances of past interruptions, denial-of-service, and other cyber-attacks.

GrubHub Proposal I: Adoption of the Merger Agreement
Background of the Merger, page 74

7.
We note your response to comment 14, and your amended disclosure on page 84 that “[f]ollowing its determination to enter into a transaction with Just Eat Takeaway.com, the Board determined not to pursue a transaction with Company A.” Please amend your disclosure to briefly describe the factors considered or reasons why the Board determined to enter into a transaction with Just Eat Takeaway.com rather than Company A.

Response: In response to the Staff’s comment, the disclosure on pages 82 to 84 of Amendment No. 2 have been amended to describe the factors considered and reasons why the Grubhub board determined to enter into a transaction with Just Eat Takeaway.com rather than Company A.

Certain Estimated Cost Synergies Prepared by Grubhub, page 102

8.
We note your response to comment 15 and your amended disclosure on page 102, including that “Grubhub management prepared estimates of certain cost synergies estimated to be potentially realizable by a combined company in connection with the Transaction,” and “Grubhub management estimated that approximately $50 million of estimated cost synergies could be potentially realizable on an annual basis following Completion.” Please amend your disclosure to briefly describe the types of “certain cost synergies” resulting in the combined company achieving an estimated $50 million in cost synergies per year. Please also disclose the time period for which the combined company is expected to achieve these annual cost synergies.

Response: In response to the Staff’s comment, the disclosure on page 102 of Amendment No. 2 has been revised to disclose the types of cost synergies resulting in the combined company achieving an estimated $50 million in cost synergies per year. Furthermore, the Company respectfully advises the Staff that Grubhub has informed the Company that the time period in which the combined company would be expected to achieve the referenced annual cost synergies was not projected by Grubhub as part of its analysis of cost synergies and, therefore, the Company and Grubhub do not believe that further disclosure would be appropriate.

Treatment of GrubHub Equity Awards, page 117

9.
We note your response to comment 20, and your amended disclosure that “[t]he determination of whether to settle the assumed awards in Just Eat Takeaway.com Shares or STAK depository receipts will be made by Just Eat Takeaway.com in its sole discretion, provided that Just Eat Takeaway.com acts reasonably in making such determination.” To provide additional detail for investors regarding the circumstances under which they may receive shares versus STAK depository receipts, please describe the circumstances under which Just Eat Takeaway.com would reasonably determine to issue one or the other, or tell us why you cannot provide this disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully submits that, as of the date hereof, Just Eat Takeaway.com intends to settle Grubhub assumed awards in Just Eat Takeaway.com STAK depository receipts, as it generally does for all employee equity awards, and the disclosure on pages 10, 26 and 118 of Amendment No. 2 has been amended accordingly. The Company respectfully advises the Staff that it is not practicable at this time to determine future circumstances or events which would result in the Company determining to settle Grubhub assumed awards in Just Eat Takeaway.com Shares in lieu of Just Eat Takeaway.com STAK depository receipts, but historically such situations have occurred when it is determined that utilization of STAK depository receipts would be prohibited or negatively impacted by local law. The Company further acknowledges that if circumstances or events arise that the Company believes may result in the Company making such determination prior to the effectiveness of the registration statement, the disclosure will be revised accordingly.

Certain Effects of the Merger, page 125

10.
We note your response to comment 21, including that your merger agreement does not define the referenced terms. Nevertheless, to provide meaningful context for investors regarding the type of consideration they may receive in the merger, please amend your disclosure to disclose the circumstances under which they may elect to receive Just Eat Takeaway.com Shares or CDIs rather than ADSs. Alternatively, tell us why you are unable to do so.

Response: The Company acknowledges the Staff’s comment and respectfully submits that, as of the date hereof, neither Just Eat Takeaway.com nor Grubhub intends to make available the option for Grubhub stockholders to receive Just Eat Takeaway.com Shares or Just Eat Takeaway.com CDIs in lieu of Just Eat Takeaway.com ADSs, and the disclosure on page 117 of Amendment No. 2 has been amended accordingly. The Company respectfully advises the Staff that, and understands from Grubhub that, it is not practicable at this time to determine future circumstances or events which would result in an election to make such option available to Grubhub stockholders. The Company further acknowledges that if circumstances or events arise that either party believes may result in making such option available to Grubhub stockholders the disclosure will be revised accordingly.

History, Development, and Highlights
Continued Growth Through Material Acquisitions, page 172

11.
We note your response to comment 24, and your amended disclosure on page 172. However, your disclosure is not completely responsive to our comment. Please amend your disclosure to briefly describe the additional steps needed to fully integrate the Just Eat Acquisition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 172 of Amendment No. 2.

Material Contracts
Just Eat Revolving Credit Facility, page 191

12.
We note your response to comment 30, but we are not persuaded by your response. Given that the revolving credit facility has total commitments of £535 million, you have drawn on the facility in the periods presented in your filing, and it does not appear to be an agreement entered into in the ordinary course of operating your business, it appears that this agreement is a material contract pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Just Eat Revolving Credit Facility and the accession letter related thereto have been filed as exhibits 10.2 and 10.3 to Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group
Revenue, page 198

13.
You state that “average commission rates are also affected by the growing proportion of Delivery Orders, which carry a significantly higher commission rate than those delivered by the restaurant.” Additionally, your Key Performance Indicators lists “Delivery Share” as one of the main drivers of your results; however, this metric does not appear to be quantified within the filing. As it appears that delivery orders impact both your commission revenue and delivery revenue, please revise to quantify the impact to commission revenues attributable to delivery orders, and to disclose comparable year over year “Delivery Share” as defined in your filing. Refer to Item 5.A of Part I of Form 20-F and Section III.B of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the disclosure on pages 195 to 196, 198, 207 and 211 of Amendment No. 2 has been amended to set forth “Delivery Share” and to discuss the impact of changes in Delivery Share on period-over-period changes in revenue and commission revenue as compared to period-over-period changes in metrics such as gross merchandise value or orders. Such comparisons illustrate the way in which commission revenue is impacted by Delivery Share, and the higher commission rates associated with delivery orders, in addition to factors such as the number of orders, average order value or gross merchandise value. The Company respectfully submits that certain Delivery Share information with respect to certain prior periods that will no longer be required at the expected time of the first public filing of the Registration Statement has not been included because such metric was only formally implemented to track the business and financial performance of the Just Eat Takeaway.com Group after the end of such periods and therefore the extent of Delivery Share information available for such periods is limited; such information has been included in Amendment No. 2 to the extent available and the table will include such information for each period that will be presented in the first public filing of the Registration Statement to the extent that such information is applicable and available.

Notes to the unaudited condensed consolidated interim financial statements 3. Business Combinations, page F-8

14.
We note your response to our prior comment 45, stating your disclosure was prepared through applying the guidance referenced in paragraph 10 of IAS 8. Please tell us how your approach results in disclosure required by Paragraphs 59 and B64(q) of IFRS 3. Please also tell us how you applied Paragraphs 10-12 of IAS 8. In doing so, explain how you considered other IFRSs dealing with similar or related issues, the IFRS framework and other comprehensive bases of accounting. Finally, please tell us why you believe excluding depreciation and amortisation from the period loss for Just Eat Takeaway.com and the acquired businesses would be representative of the financial performance of the combined entities for the period disclosed.

Response: The Company has reevaluated its approach in light of the Staff’s comment. In order to present more representative information about the effects of a business combination transaction, the Company will change its approach by adjusting for depreciation and amortisation that would have been charged assuming the fair value adjustments had applied from the beginning of the reporting period together with other directly attributable and factually supportable adjustments relating to the transaction which do not relate to future events and decisions. Accordingly, the relevant disclosures have been revised on pages 228, F-8 and F-48 of Amendment No. 2.

Audited Consolidated Financial Statements of the Just Eat Takeaway.com Group
Notes to the Consolidated Financial Statements
2 Basis of Preparation
Principal Versus Agent Revenue Recognition, page F-27

15.	We note your response to our prior comment 47, and have the following clarification follow-up questions relating to your determination of being the principal in providing delivery services.

•
Your response states that the Company has the ability to “direct those Couriers to provide services to any of the restaurants with which the Company has contracted to provide delivery services.” Please tell us if the Company can contractually obligate a driver to complete a specific delivery, or if the drivers have the ability to accept or reject any order.

•
We note your response states the Company’s customary business practice is to handle all aspects of customer service, including rectifying delivery issues. We further note from page F-31 of your filing that “no obligation for return, refunds or other forms of warranty are applicable.” Please tell us whether the Company passes along this assumed risk to the driver/restaurant through withholding driver pay or reducing the amounts due to the restaurant.

•	Tell us if drivers are aware of the price they can earn on the order prior to accepting a delivery.

Response: The Company acknowledges the Staff’s comment and sets out the Company’s accounting analysis in determining that it is the principal in providing delivery services.

Contractual arrangements

The Company respectfully advises the Staff that the Company’s contracts with restaurants provide restaurants with the option of delivery services, the performance for which the Company is responsible. As disclosed in the Prospectus , the Company began to offer delivery services to restaurants in addition to its marketplace offering to enable restaurants that do not have delivery capability to join the platform, thus enabling restaurants to benefit from the online sale of their product. Restaurants that opt for delivery services in addition to marketplace services are charged a higher commission than marketplace restaurants that perform or arrange for delivery of the orders to the consumer themselves. Where restaurants have opted for the Company’s delivery services, the terms of the contract with the restaurant obligate the Company to provide logistics and undertake delivery of the orders.

The Company’s terms and conditions with the consumer (https://www.thuisbezorgd.nl/en/terms-of-use) do not obligate the Company to provide delivery services to the consumer. The terms and conditions of the contract with the consumer make it clear that by placing an order through the Company’s platform the consumer directly executes an agreement with the restaurant for delivery of the order (i.e., the Company does not accept any liability relating to the execution of the agreement between the restaurant and the consumer) and that the Company only delivers orders on behalf of the restaurant with which it has contractually agreed to perform the delivery service  (for which the Company may charge the consumer delivery fees as stated on the platform before a consumer places an order). The Company informs the Staff that, for the period 2018 and 2019 to which the Company’s financial statements included in the Prospectus relate to, the Company did not charge the consumer delivery fees.

The terms of the delivery services in the contract with the restaurant provide the Company with the right to set the service times during which the delivery services are offered by the Company, the maximum delivery distance and the right to charge each consumer a (variable) delivery fee on a per order basis for delivery.

Delivery model

Prior to the combination with Just Eat (the period to which the 2018 and 2019 Company’s financial statements included in the Prospectus relate), the legacy Takeaway businesses fulfilled the restaurant delivery services through couriers directly employed by the Company or hired through temporary staffing agencies (the “agencies” or “agency”).2  Under the agreements with these agencies, the Company engages the services of the agencies for supply on assignment of temporary workers. The agreements require these couriers to work under the direction and supervision of the Company for the period they are hired.

The delivery model and the way the couriers are deployed operationally does not differ between employed couriers and couriers hired through an agency. All couriers are compelled to wear Company branded clothing and, in many cases, use delivery bicycles or scooters owned by the Company which are collected from “hubs”. Couriers using their own vehicles for deliveries receive a vehicle allowance from the Company. The Company assigns couriers to specific shifts and is responsible for allocating the delivery orders to the couriers during these shifts. The couriers do not have discretion in accepting or rejecting allocated orders and are required to acknowledge receipt of the delivery assignment by pressing “ok” on their handheld device. In the event they cannot carry out a specific delivery assignment due to logistical or personal circumstances, they are required to discuss this with their “Hub Manager”.

Couriers earn a standard (flat) rate per hour and their compensation is not linked with the number of orders delivered.

Complaints and compensation

The Company’s terms and conditions with the consumer require consumers to contact the Company’s customer service team. The Company’s terms and conditions with the consumer are clear that the Company assumes a mediating role and that the responsibility for performance of the contract lies with the restaurant.

The Company also respectfully advises the Staff that, with respect to the delivery service and rectifying delivery issues, the Company’s general terms and conditions for the delivery service with the restaurant state that:

•	if an order cannot be delivered or is substantially delayed due to a cause attributable to the restaurant, the Company has the right to be reimbursed by the restaurant for all reasonable costs;

•
if an order has been transmitted to the restaurant and subsequently cannot be delivered or is substantially delayed due to a cause attributable to the Company, the Company will reasonably reimburse the restaurant.

[2]
Following the acquisition of Just Eat, the Company uses an independent courier model in certain legacy Just Eat markets. Please refer to the response to comment 17 below for a discussion of the independent courier model and an accounting analysis related to the determination of being the principal in providing delivery services under the independent courier model.

While the restaurant has contractual responsibility to the consumer for ensuring proper delivery, the Company assumes the risk for non-performance (i.e., the Company will bear all of the costs of the refund to the consumer for delivery issues and remits to the restaurant the entire order value. In other words, the restaurant does not bear any cost as result of consumer grievances due to delivery services).

The Company does not pass on the reimbursement cost incurred by the Company to the courier as a result of delivery issues.

Accounting analysis in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

Appendix A of IFRS 15 defines a “customer” as a “party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The Company informs the Staff that based on the facts as set out in the Company’s response, the Company has identified the restaurant as its customer for the delivery services provided by the Company itself. That is, the restaurant is the party that has contracted with the Company to obtain services (i.e., the delivery services) in exchange for consideration (i.e., the commission paid by the restaurant). In addition, delivery services are regularly provided to the Company’s customers and are an output of the Company’s ordinary activities. As noted above, the terms and conditions with consumers do not obligate the Company to provide them with delivery services and it is clear that delivery services are performed on behalf of the restaurant. Therefore, consumers are not the Company’s customers for delivery services.

The Company respectfully informs the Staff that principal versus agent considerations are only applicable when another party is involved in providing goods or services to a customer as outlined in paragraph B34 of IFRS 15. Where delivery services are performed by employees of the Company there is no other party involved and accordingly the Company has focused its principal versus agent evaluation on delivery services performed by couriers hired through an agency given the involvement of another party.

In accordance with paragraphs B34 and B34A of IFRS 15, in order to determine whether the Company is a principal or an agent, the Company has first identified the specified service to be provided to the restaurant and then assessed whether it controls that service before the service is transferred to the restaurant.

The Company determined that the specified good or service is the delivery services as those services are distinct from the marketplace services provided to the restaurant. Next, the Company considered whether it controls the delivery services before they are transferred to the restaurant. Paragraph 33 of IFRS 15 defines control as “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.” The Company respectfully informs the Staff that it enters into contracts with agencies for supply of temporary workers for a flat rate per hour before it obtains orders from restaurants. The agreements with the agencies provide the Company with control of the right to delivery services performed by couriers hired through an agency before those delivery services are provided to the restaurant as the agreement with the agencies require the couriers to work under the direction and supervision of the Company for the period they are hired. If the couriers do not perform the work directed by the Company, it would be a breach of the contract with the agency. As noted above, the couriers do not have discretion in accepting or rejecting allocated orders, and because they are paid a flat rate per hour, there is no “price” they can earn for each order that would influence their obligation to perform delivery services on the Company’s behalf. Therefore, pursuant to paragraph B35A(b) of IFRS 15, the Company obtains control of “a right to a service [i.e., the delivery services] to be performed by the other party [i.e., the courier], which gives the entity [i.e., the Company] the ability to direct that party to provide the service to the customer i.e., the restaurant on the entity’s behalf.”

The Company informs the Staff that the “right” to obtain delivery services from the couriers hired through an agency is not transferred to the restaurant. That is, the Company (1) retains the ability to direct the use of, and obtain substantially all the remaining benefits from, that right to delivery services from the couriers hired through an agency, and (2) can prevent other entities (including the restaurants) from directing the use of, and obtaining the benefits from, the right to those delivery services. For example, the Company can allocate a courier hired through an agency to a restaurant of its choice. The restaurant has no contractual relationship with the couriers and does not have any right to direct the couriers hired through an agency to perform services, including any services that the Company has not agreed to provide the restaurants under its contract with the restaurant. Therefore, the Company has concluded that the right to delivery services obtained by the Company from the couriers hired through an agency is not the specified good or service in its contract with the restaurant. Rather, the delivery services themselves are the specified good or service that the Company provides to the restaurant, and the control over the “right” to the delivery services enables the Company to direct the couriers to perform those services on the Company’s behalf. Therefore, the Company controls the delivery services before they are transferred to the restaurant.

While the Company believes the above analysis supports that the Company controls the delivery services before they are transferred to the restaurant, the Company also considered the following indicators in paragraph B37 of IFRS 15 which provide further evidence that the Company controls the delivery services before they are provided to the restaurant:

a.
The Company is primarily responsible for fulfilling the promise to provide delivery services to the restaurant, including the acceptability of the services. Although the Company has hired couriers through an agency to perform the delivery services promised to the restaurant, it is the Company itself that is responsible for ensuring that the delivery services are performed and are acceptable (that is, the Company is responsible for fulfilment of the promise in the contract, regardless of whether the Company performs the delivery services itself or engages couriers hired through an agency to perform the services). The Company is the only party in its arrangements that has a contract with the restaurant to perform delivery services. There is no contract or relationship that the restaurant has with the agencies or the couriers. In addition, the Company (and not the courier) handles all customer service issues related to the delivery services, which further supports the restaurants’ understanding that they are contracting for delivery services from, and provided by, the Company. Therefore, the Company is the only party that has the obligation to provide delivery services to the restaurants. Additionally, the Company sets the other key terms which specify the service offered, such as the minimum value of the order it will offer the service for, the delivery radius and the hours of operation. The Company separately directs couriers by establishing their shifts and allocating orders to them.

b.
The Company commits itself to obtain the delivery services from couriers hired through an agency for a flat rate per hour before obtaining an order from the restaurant and thus has inventory risk with respect to the delivery services. That is, the Company is committed to paying the couriers even if there are no orders for delivery.

c.
The contract with the restaurant provides the Company discretion in setting the price for the delivery services. Neither the agencies nor couriers have any ability to affect the price the Company establishes with the restaurant.

Further, the Company considered the guidance in Example 46A of IFRS 15 (paragraphs IE238A through IE238G) to determine whether the Company is a principal or an agent. The Company believes the following similarities to Example 46A warrant a similar conclusion that the Company is the principal in its arrangements to provide delivery services to the restaurants:

•
The specified services to be provided to the customer are the delivery services for which the customer contracted. The Company obtains a right to the services from the couriers and that right does not transfer to the customer. The Company retains the ability to direct the use of, and obtain substantially all of the remaining benefits from, that right. The Company can decide whether to direct the courier to provide the services to any customer, and the customer does not have a right to direct the courier to perform services that the Company has not agreed to provide. Therefore, the Company has the ability to direct the couriers to provide the delivery services on the Company’s behalf.

•
The Company is primarily responsible for fulfilling the promise to provide the services. The Company is responsible for ensuring that the services are performed and are acceptable to the customer, regardless of whether the Company performs the services itself or engages a third-party courier to perform the services.

•	The Company has discretion in setting the price for the services to the customer.

Conclusion

Based on the above analysis, the Company has thus concluded that is a principal in the transaction and recognizes revenue in the amount of consideration to which it is entitled from the restaurant in exchange for the delivery services.

3 Revenue
Delivery Fee Revenue, page F-31

16.
We note your response to comment 49 stating your disaggregated revenue is “based on the source of cash flow (restaurant or consumer) and type of fee (commission or fixed fee) rather than by performance obligation.” Please revise your footnote to clarify as such.

Response: In response to the Staff’s comment, the Company has revised the applicable footnote on page F-31 of Amendment No. 2.

Audited Consolidated Financial Statements of the Just Eat Group
Notes to the Consolidated Financial Statements
2. Basis of preparation
Principal Versus Agent Accounting, page F-81

17.
We note your response to our prior comment 52, and have the following clarification follow-up questions relating to Just Eat Group’s determination of being the principal in providing delivery services.

•
Your response states the Just Eat Group has the ability to “direct those Couriers to provide services to any of the restaurants with which the Just Eat Group has contracted to provide delivery services.” Please tell us if the Just Eat Group can contractually obligate a driver to complete a specific delivery, or if the drivers have the ability to accept or reject any order.

•
Additionally, we note in your response that “Just Eat Group also handles all aspects of customer service related to the delivery service, including rectifying any issues with the delivery service.” Please clarify if refunds are voluntary and if there are circumstances in which they are not issued. In addition, please tell us whether the Company passes along this assumed risk to the driver/restaurant through withholding driver pay or reducing the amounts due to the restaurant in instances where customer care vouchers are issued.

•	Tell us if drivers are aware of the price they can earn on the order prior to accepting a delivery.

Response: The Company acknowledges the Staff’s comment and sets out below Just Eat’s accounting analysis in determining that it is the principal in providing delivery services.

Contractual arrangements

The Company respectively advises the Staff that Just Eat’s contracts with restaurants provide restaurants with the option of delivery services, for which Just Eat is responsible for performance. As disclosed in the Prospectus, Just Eat began to offer delivery services to restaurants in addition to its marketplace offering to enable restaurants that do not have delivery capability to join the platform, thus enabling such restaurants to benefit from the online sale of their product. Restaurants that opt for delivery services in addition to marketplace services are charged a higher commission than marketplace restaurants which perform or arrange for such delivery of the orders to the consumer themselves. Where restaurants have opted for Just Eat’s delivery services, the terms of the contract with the restaurant obligate Just Eat to collect and deliver the orders from the restaurant to a consumer.

Just Eat’s terms and conditions with the consumer (https://www.just-eat.co.uk/info/terms-and-conditions) make it clear that the consumer enters into a legal contract with the restaurant with which the consumer places the order, and that Just Eat concludes the order on behalf of, and as commercial agent for, the restaurant. Where the restaurant has contracted for Just Eat’s delivery service, a binding obligation for Just Eat to deliver the meal to the consumer is created upon the consumer placing the order.

The terms of the delivery services in the contract with the restaurant obligate Just Eat to provide the delivery services to the restaurant and provide Just Eat with the right to (i) set a minimum order value before any orders using Just Eat’s delivery services are processed and accepted; (ii) charge each consumer a delivery fee determined by Just Eat on a per order basis and (iii) determine what geographical radius delivery for the restaurant will be offered. The Company informs the Staff that Just Eat charges the consumer a delivery fee per order which can vary depending on factors such as the restaurant, order value, distance of the consumer from the restaurant, time of day and other variables, although occasionally it has promotional periods with no delivery fees.

Delivery models

The Company informs the Staff that, except in certain geographies where Just Eat’s own employees perform the delivery, Just Eat uses either independent couriers or couriers provided by third party delivery companies.

Independent couriers

Just Eat operates a “closed network”, which means that Just Eat’s platform only schedules independent couriers based on the number of orders Just Eat expects to collect and deliver from the restaurant to a consumer.

Just Eat’s terms and conditions require the independent couriers to indicate their availability for delivery run(s) (period(s) of time for which the independent couriers have elected to be available to perform delivery services) in the Just Eat Courier Mobile Application, which is a component part of the Just Eat Platform. Just Eat is not obligated to allocate any delivery runs to an independent courier. Independent couriers that are allocated a delivery run are expected to sign into the Just Eat Platform via the mobile phone, which is associated with their courier account using the Just Eat Courier Mobile Application (and remain signed in) for the full duration of the delivery run, and to remain ready, willing and able to receive delivery opportunities for that period. The Just Eat Platform operates a network which ensures there is a healthy balance of independent couriers to orders, enabling Just Eat to optimize the amount of deliveries independent couriers make in order to meet the demand.

Independent couriers are not obligated to accept delivery opportunities that they are offered during the delivery run and are required to indicate their acceptance or rejection of an allocated delivery opportunity. Delivery opportunities rejected are allocated to the next best independent courier and this process continues until the delivery opportunity is accepted. To ensure delivery opportunities are accepted, independent couriers are incentivized by giving preferential allocation of orders to independent couriers with high acceptance scores during their delivery runs. Just Eat is under no obligation to notify independent couriers of a delivery opportunity during a delivery run.

The delivery fees payable to the independent couriers are indicated along with the delivery opportunities prior to acceptance by the independent couriers. The delivery fees paid to independent couriers are based on time and distance between the restaurant and the consumer and vary based on traffic, weather, and posted speed of the route.

On acceptance of delivery opportunities, independent couriers are contractually obligated to provide delivery services to Just Eat. They are also required to abide by the policies and principles contained in Just Eat’s courier guide, which sets out expectations on service levels in terms of safe driving, maintenance of equipment and vehicles, incident reporting and so on. While the matters set out in the courier guide do not form part of the terms and conditions between Just Eat and the independent couriers, failure to follow the expectations as set out in the courier guide could result in an independent courier’s services being terminated.  In accordance with Just Eat’s courier agreement terms of service, any failure to provide or complete the accepted delivery opportunity will constitute a service failure leading to the independent courier losing entitlement to payment or part payment for any part of the delivery services affected by the service failure, as determined in Just Eat’s reasonable discretion. Independent couriers with frequent service failures may be terminated by the giving of seven days written notice.

Third party delivery companies

The couriers provided by third party delivery companies are independent of Just Eat and function similarly to the independent couriers described above.

Where third party delivery companies use their own courier application, their application is integrated with the Just Eat Platform through an Application Programming Interface which allows the third party delivery company’s platform to receive orders from Just Eat and for other forms of two-way communication between the parties.

Just Eat typically provides the third party delivery companies with forecasts of the number of orders Just Eat expects to collect and deliver from the restaurant to a consumer.

The terms of the contract with the third party delivery companies may or may not allow Just Eat visibility of whether the third party delivery companies can or cannot require or force the courier connected to the third-party delivery company to accept a delivery opportunity. Once a delivery opportunity is accepted, a contract for delivery services is entered into between Just Eat and the courier or the third party delivery company under the general conditions of use. That is, once acceptance occurs, the courier or the third party delivery company is obligated to provide the delivery services to Just Eat. If the courier provided by the third-party delivery company wishes to cancel a delivery acceptance, the third party delivery company must assign an alternative courier. The third party delivery company may also be required to meet certain delivery service levels during the term of the contract, and failure to do so will result in liquidated damages payments to Just Eat. Those service levels may include percentage of on time deliveries, average delivery time, percentage of couriers offline, percentage of orders with high quality data, and percentage of delivery company platform uptime.

The fees payable to the third party delivery companies differ by location and volume. These fees are stated in the contract with the third party delivery companies.

Complaints and compensation relating to delivery where Just Eat provides delivery services

Just Eat’s terms and conditions with the consumer require consumers to contact the restaurant directly to lodge their complaint and, where appropriate, follow the restaurant’s own complaint procedures for any compensation where they are dissatisfied. Where consumers are unable to contact the restaurant, or the restaurant refuses to deal with their complaint, they can contact Just Eat’s customer care team within 48 hours of placing the order. In a significant number of cases, consumers contact Just Eat in the first instance and Just Eat bears the cost of resolution (for example, crediting the consumer’s Just Eat account).

While the restaurant has contractual responsibility to the consumer for ensuring proper delivery, Just Eat assumes the risk for non-performance (i.e., Just Eat will reasonably reimburse the consumer for delivery issues). Just Eat’s contract with the restaurant authorizes Just Eat to manage and process, any necessary refunds for orders which are to be paid to the consumer in accordance with Just Eat’s refund policy. The refund policy is a standard internal policy which is communicated to restaurants and sets out who bears the cost (restaurant or Just Eat) in case of order cancellation, late orders, failed orders, quality of food and so on. In case of consumer complaints related to failed delivery orders or late orders (caused due to deficiencies in the delivery service) where Just Eat is responsible under the terms of the contract with the restaurant to provide a delivery service, Just Eat’s refund policy (as referenced in its contract with the restaurant and communicated to the restaurant) requires Just Eat to bear all of the costs of the refund to the consumer and to remit to the restaurant the entire order value (i.e., the restaurant does not bear any cost as result of consumer grievances due to Just Eat’s delivery services).  The standard refund policy is applied consistently. The Company informs the Staff that Just Eat does not pass on the reimbursement cost incurred by Just Eat to the courier as a result of delivery issues.

The Company informs the Staff that while Just Eat’s written terms and conditions with the consumer do not specifically consider Just Eat’s obligation to the consumer in relation to those delivery services that it provides itself, the offer of providing the delivery service, which is accepted by the consumer for consideration (the delivery fee), together with its customary business practice of settling consumer claims related to delivery issues, creates a legally enforceable contract with the consumer for delivery services in the jurisdictions in which it operates.

Accounting analysis in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

Appendix A of IFRS 15 defines a “customer” as a “party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” The Company informs the Staff that based on the facts as set out in the Company’s response, Just Eat has identified the restaurant and the consumer as its customers.  That is, the customers have contracted with Just Eat to obtain services (i.e., the delivery services) in exchange for consideration (i.e., the commission paid by the restaurant and delivery fees charged to the consumer). In addition, delivery services are regularly provided and are an output of Just Eat’s ordinary activities.

In accordance with paragraphs B34 and B34A of IFRS 15 in order to determine whether Just Eat is a principal or an agent, Just Eat has first identified the specified service to be provided to its customers and then assessed whether it controls that service before the service is transferred to the customers. Just Eat determined that the specified good or service is the delivery services provided by Just Eat as those services are distinct from the marketplace services provided to the restaurant. Next, Just Eat considered whether it controls the delivery services before they are transferred to the customers. Paragraph 33 of IFRS 15 defines control as “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.”

Except in cases where Just Eat employs the courier (for which Just Eat is principal since there is no other party involved pursuant to paragraph B34 of IFRS 15), Just Eat enters into a contract with couriers (meaning, hereafter, either an independent courier or a courier provided by a third party delivery company) after obtaining an order for delivery services and thereby obtains control of the right to delivery services to be provided by the couriers before those delivery services are provided to the customers. The acceptance of a delivery opportunity by a courier establishes a contract that legally binds them to perform the delivery services, and failure to provide or complete the accepted delivery opportunity by the courier constitutes a service failure (i.e., a breach of the contract). The terms of Just Eat’s contract with a courier give Just Eat the ability to direct the courier to provide the delivery services on Just Eat’s behalf. If the couriers are provided by a third party delivery company, and the couriers do not perform the work directed by Just Eat, it would be a breach of the contract with the third party delivery company. That third party delivery company would then be required to identify an alternative courier. In the case of independent couriers, as noted above, they are not obligated to accept delivery orders and can view the delivery fees payable prior to acceptance. However, if an independent courier frequently rejects delivery opportunities, Just Eat may give the independent courier lower priority for orders or runs. Under the terms of Just Eat’s contract with an independent courier, Just Eat may terminate its contract with the independent courier by giving seven days written notice. Further, once an independent courier accepts an order, that independent courier is contractually obligated to perform the delivery services, and failure to provide such services would be a breach of contract. As a result, upon acceptance, Just Eat controls the delivery services to be provided by the courier on Just Eat’s behalf. Therefore, pursuant to paragraph B35A(b) of IFRS 15, Just Eat obtains control of “a right to a service [i.e., the delivery services] to be performed by the other party [i.e., the courier], which gives the entity [i.e., Just Eat] the ability to direct that party to provide the service to the customer [i.e., the restaurant and consumer] on the entity’s behalf.”

The Company informs the Staff that the “right” to obtain delivery services from the courier is not transferred to the restaurant or consumer. That is, Just Eat (1) retains the ability to direct the use of, and obtain substantially all the remaining benefits from, that right to delivery services performed by a courier, and (2) can prevent other entities (including the restaurants and consumers) from directing the use of, and obtaining the benefits from, the right to those delivery services. For example, once an order is accepted, the courier must perform services at the direction of Just Eat. The restaurant and consumer have no contractual relationship with the couriers and do not have any right to direct the couriers to perform services, including any services that Just Eat has not agreed to provide the customers. Therefore, Just Eat has concluded that the right to delivery services obtained by Just Eat from the courier is not the specified good or service in its contract with the customers. Rather, the delivery services themselves are the specified good or service that Just Eat provides to the customers, and the control over the “right” to the delivery services enables Just Eat to direct the couriers to perform those services on Just Eat’s behalf. Therefore, Just Eat controls the delivery services before they are transferred to the customers.

While Just Eat believes it controls the delivery services (in the case of independent couriers, the right to delivery services is obtained once they accept an order) prior to their transfer to the customers, the Company acknowledges that there is significant judgment involved in making that assessment. Therefore, Just Eat also considered the following indicators in paragraph B37 of IFRS 15 in determining whether Just Eat controls the delivery services before they are provided to the customers:

a.
Just Eat is primarily responsible for fulfilling the promise to provide delivery services to the customers, including the acceptability of the services. Although Just Eat engages with either independent couriers or third party delivery company couriers to perform the delivery services promised to the customers, it is Just Eat itself that is responsible for ensuring that the delivery services are performed and are acceptable (that is, Just Eat is responsible for fulfilment of the promise in the contract, regardless of whether Just Eat performs the delivery services itself or engages an independent courier or third party delivery company to perform the services). Just Eat is the only party in its arrangements that has a contract with the customers to perform delivery services. There is no contract or relationship that the customers have with the third party delivery companies or the independent couriers. In addition, Just Eat (and not the courier) handles all customer service issues related to the delivery services, which further supports the restaurant’s and consumer’s understanding that they are contracting for delivery services from, and provided by, Just Eat. Therefore, Just Eat is the only party that has the obligation to provide delivery services to the customers. Additionally, Just Eat sets the other key terms in its contracts with restaurants which specify the service offered, such as the minimum value of the order for which it will offer the service, the delivery radius and the hours of operation. Just Eat separately directs couriers by allocating orders to them.

b.
Just Eat does not commit itself to obtain the delivery services from the couriers before obtaining an order from the customers and thus, has limited inventory risk with respect to the delivery services. The Company informs the Staff that from time to time Just Eat offers independent couriers ad hoc fees and incentives, which are not directly related to a specific delivery, including new courier and peak period incentives exposing Just Eat to some inventory risk. Just Eat does not believe that the limited extent of inventory risk precludes a conclusion that it controls the delivery services before they are provided to the customer on the basis of the facts as laid out in the response.

c.
The contract with the restaurant provides Just Eat discretion in setting the price for the delivery services. Neither the third party delivery companies nor independent couriers have any ability to affect the price Just Eat establishes with the restaurant (i.e. the commission) or consumer (i.e. the delivery fee).

Further, Just Eat has also considered the guidance in Example 46A of IFRS 15 (paragraphs IE238A through IE238G) to determine whether Just Eat is a principal or an agent. The Company believes the following similarities to Example 46A warrant a similar conclusion that Just Eat is the principal in its arrangements to provide delivery services to the customers:

•
The specified services to be provided to the customers are the delivery services for which the customers contracted. Just Eat obtains a right to the services from the couriers and that right does not transfer to the customers. Just Eat retains the ability to direct the use of, and obtain substantially all of the remaining benefits from, that right. Just Eat can decide whether to assign the courier to provide the services to any customer, and the customer does not have a right to direct the courier to perform services that Just Eat has not agreed to provide. Therefore, Just Eat has the ability to direct the couriers to provide the delivery services on Just Eat’s behalf.

•
When an independent courier is utilized, while Just Eat enters into a binding contract to obtain delivery services once that independent courier has accepted an order, it does not have a binding contract with that independent courier until after an order exists. However, this is similar to Example 46A, which highlights that a third party vendor does not need to be identified before a customer contract is obtained for an entity to conclude it is a principal. Rather, what is relevant to the analysis is that Just Eat obtains control of a right to the courier’s services before the delivery services are provided to the customers. This is because Just Eat has the ability to direct the couriers to provide the delivery services on Just Eat’s behalf, and that ability to direct (i.e., the right to the delivery services) exists prior to the delivery services being provided to the customers.

•
Just Eat is primarily responsible for fulfilling the promise to provide the services. Just Eat is responsible for ensuring that the services are performed and are acceptable to the customers, regardless of whether Just Eat performs the services itself or engages a third-party courier to perform the services.

•	Just Eat has discretion in setting the price for the services to the customers.

Conclusion

Based on the above analysis, Just Eat has thus concluded that is a principal in the transaction and recognizes revenue in the amount of consideration to which it is entitled from the customer in exchange for the delivery services.

3. Revenue
Revenue by source, page F-92

18.
We note your response to comment 53 stating your disaggregated revenue is “based on the source of cash flow and type of fee rather than by performance obligation.” Please revise your footnote to clarify as such.

Response: In response to the Staff’s comment, the Company has revised the applicable footnote on page F-92 of Amendment No. 2.

* * *

Please do not hesitate to contact me at 011-44-207-453-1090 or acaples@cravath.com or G.J. Ligelis Jr. at 212-474-1892 or gligelisjr@cravath.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Alyssa K. Caples
Alyssa K. Caples

Cc:	Jitse Groen, Chief Executive Officer
Just Eat Takeaway.com N.V.

Sophie Versteege, Secretary and General Counsel
Just Eat Takeaway.com N.V.

Maggie Drucker, Chief Legal Officer
Grubhub Inc.

Daniel Wolf
Laura Sullivan
Romain Dambre
Kirkland & Ellis LLP